FILED BY AMERICA WEST HOLDINGS CORPORATION
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: AMERICA WEST HOLDINGS CORPORATION
COMMISSION FILE NO. 1-12649
T A B L E O F C O N T E N T S Rider 1: Relief Efforts Thank You Page 2 Hope Takes Flight Page 2 New Club in LAX Page 3 Recent FAQs Page 4 Gaining Altitude Page 5 Quirky Question Page 6
awaCompass.com AWA employee Web site CEO Weekly Hotline (888) 292-5087 and (480) 693-4487 Merger Voicemail Hotline (866) 766-4682 and (480) 693-1330 Plane Talk Monthly newsletter mailed to homes Plane Deal Weekly newsletter distributed at work Managers and Supervisors They’re there to answer your questions E-mail merger@americawest.com Employee Assistance Program (800) 837-4292 or www.holmangroup.com Se p t emb e r 9 , 2 0 0 5 An Ame r i c a We s t Emp l o y e e Pu b l i c a t i o n Pl a n e De a l I s s u e Se v e n t e e n Day 1 marks the first day that America West and US Airways will operate as a combined carrier. That day will likely be met with excitement and some confusion on the part of employees, passengers, and the general public. Countless preparations are in the works to help ease the transition on Day 1 and beyond, from training to marketing to facilities to technology; however Day 1 won’t be the first sign of change. Rather, employees will see significant changes taking place even before they call the company “US Airways.” For example, the scenery will change in cities nationwide as temporary signage goes up. The signage will provide direction during the transition, and it will also announce to the world that we’re building the world’s largest low-fare airline. In addition, some cities will merge facilities, bringing true definition to the “one face to the customer” concept for Day 1. Specifically, America West and US Airways in Las Vegas will consolidate on Sept. 21, followed less that a week later by San Jose, Costa Rica on Sept. 27. On those days, US Airways and AWA gates and ticket counters will combine and the two groups will work together, even though flights will remain separate. The vast majority of the changes will take place following Day 1; however, highly visible progress is starting in less than two weeks. Leading Up to Day 1 Leading up to Day 1: Timeline Sept. 13: Shareholder meeting/vote Sept. 15: US Airways Bankruptcy Court hearing begins Sept. 21: LAS station transitions to US Airways Sept. 21: Temporary signage goes up Sept. 27: San Jose, Costa Rica station transitions to US Airways Sept. 27: New signage is unveiled at corporate headquarters Sept. 28: Philadelphia and Pittsburgh transition to US Airways

P L A N E D E A L America West and other airlines have been assisting with the rescue/ relief efforts in New Orleans. Thanks to the efforts of our employees, we were able to transport hundreds of survivors to a safe place. During the Labor Day weekend, we operated two flights between New Orleans and Texas and one between New Orleans and Phoenix, carrying nearly 500 evacuees to safety. We also transported approximately 4,000 pounds of food and water to the New Orleans area. Joe Chronic, vice president, flight operations who was onboard the relief flights said, “The worries of our lives are nothing compared to what these people have been through and are still facing. We have done a terrific job on a company level in responding to this awful situation.” As a family, America West continues to support victims as Do Crew volunteers and HpEART and FACT-trained employees offer their time and expertise as needed. Survivors continue to receive support through organizations like the American Red Cross and the Salvation Army, supported by generous employee donations. The list of employees who have contributed to this tremendous effort is growing by the minute. Doug Parker said, “Because of the nature of our business, sometimes we are called upon to help our country in times of need. It is times like these when being part of America West is more than being part of a company. America West employees care about each other and the people in our communities, and that was demonstrated this past week. Thank you for all of your support.” PLANE DEAL 2 The America West United Way Campaign, “Hope Takes Flight” is scheduled to run from September 14 to October 14, 2005. The campaign will begin with a variety of kick-off events that are scheduled throughout the system. Look for more details on www.awaCompass.com. The United Way brings communities together and focuses resources on the most critical human care needs in local communities. Pledge cards will be distributed next week during the campaign kick-off events. If you wish to supplement your regular United Way pledge with a one-time gift or through payroll deduction, you can designate the American Red Cross Hurricane Katrina Disaster Relief Fund, The Salvation Army Hurricane Katrina Relief Effort and/or the United Way Hurricane Katrina Response Fund on your pledge card. September 20, 2005 Save the Date! Celebrate 22 years of AWA history! More details to come. AWA Hurricane Relief Flights Touch Home Hope Takes Flight United Way Campaign

In case you’re wondering, the Q&A was originally printed like this: Q. If work groups at AWA and US Airways are represented by the same union, will the new US Airways honor the higher paying scale or renegotiate new wages? A. Even if a group is represented by the same union at both airlines, until operational integration for the workgroup is completed, the current collective bargaining agreement for each workgroup will continue in force. In other words, after the merger closing in late September, America West’s pilots, flight attendants and dispatchers (groups with the same union representation at US Airways) will continue under the contracts in place at AWA; and these same groups at US Airways will continue under the contracts in place at US Airways. These groups can’t be integrated until the operation is integrated, a process that could be more than a year away. In the meantime, as stated, employees in these groups will remain on their current contract’s wage scale. During this time, the company will undertake full analysis of contracts, policies and work rules that will be applicable to the fully integrated workgroup. P L A N E D E A L PLANE DEAL 3 In the coming months, the new US Airways plans to open a club for Elite members at Los Angeles International Airport. Details will be forthcoming, since a start date is unknown; however the club represents additional perks for members, who can also enjoy club access in these cities: New Club at LAX Baltimore Boston Buffalo Charlotte (2 clubs) Greensboro Hartford/Springfield Las Vegas London (Gatwick) New York (LaGuardia) Philadelphia (3 clubs) Phoenix Pittsburgh Raleigh/Durham Tampa Washington DC (Reagan National) British Airways Codeshare Discontinued This week, America West announced discontinuance of its partnership with one of its most valued partners – British Airways. America West and British Airways have enjoyed a relationship for more than 10 years, however, British Airways is a member of the oneworld alliance and with our pending Star Alliance membership, it became impossible to retain the America West / British Airways partnership. Following are brief details regarding the codeshare’s timeline: Effective September 5, 2005 passengers will no longer be able to book codeshare flights for travel after October 29, 2005. The last codeshare flight operated by America West for British Airways will be on October 29, 2005. The last day for frequent-flyer members of one carrier to earn miles on the other carrier will be December 31, 2005. Requests for America West award reservations on British Airways must be received by February 15, 2006. The last day to confirm and ticket award reservations will be March 1, 2006. All award travel must be complete by January 31, 2007. Employees aren’t the only ones reading Plane Deal. In fact, its contents regularly land in the news and on message boards, since it’s filed with the Securities and Exchange Commission (SEC), which means it’s available to the general public. This week, a Q&A regarding employees’ union contracts sparked media interest and, although the stories were based on the “A” provided by America West, the stories may have generated some confusion among employees. Following are excerpts from the articles, along with brief explanations. As always, employees are encouraged to send merger-related questions to merger@americawest.com. Media Statement “While the integration is under way, America West said it will analyze current contracts, policies and work rules that will be applicable to the fully integrated work group.” “America West told employees this week that all labor contracts will remain in place after the merger is complete and will remain in place for at least a year.” Clarification Contract analysis is actually handled by each respective union, the National Mediation Board, and America West, not America West alone. Contracts will actually remain in pla ce for a timeframe estimated at one year; however, that may vary, running longer or shorter.

Q: I just received my America West Benefits Open Enrollment packet in the mail. What gives? Does this mean that AWA’s benefits plan will be in place for the combined company? A: It’s true that the AWA 2006 Annual Enrollment Guide packets began arriving in homes this week. What this means is that we’re progressing with benefits as a stand-alone company, since combined company benefits have not yet been determined. Likewise, US Airways employees will receive their enrollment info from their benefits team in the October timeframe. For 2006, plan on completing benefits information as you have in the past. Any updates to benefits for the merged company will be communicated company-wide; however, those decisions will take some time, meaning open enrollment will proceed and benefits will remain status quo for now. Look for more details (such as when and how to enroll) in the packet itself, and we’ll continue to update employees on any new benefits information. Q: Why does the flag on the right side of the new US Airways aircraft appear to be flying the wrong way? A: Many airlines headquartered in the United States display an American flag on both sides of their aircraft. Such is the case on the current US Airways livery as well as the new, combined company’s livery. On aircraft left, located in front of the aircraft number, the American flag appears with the “union” (the field of blue with stars) in the upper left corner (which is “the right way” according to popular belief). When the American flag is placed on the right side of the aircraft, located in front of the aircraft numbers, the American flag appears with the “union” in the upper right corner. The reason for this is that it is supposed to look like the flag is blowing back in the wind created by the forward movement of the aircraft in flight. Imagine a flag blowing on a flagpole – no matter which way the wind is blowing, the “union” is always closest to the pole. On the US Airways “flag” – an entirely different topic – it is part of the corporate logo and is a “stylized” flag, not intended to replicate the American flag. Therefore, it always appears in the same orientation with the “union” in the upper left corner, regardless of whether it appears on the left or right side of the aircraft tail or as a lock up with the US Airways logotype near the front on both sides of the fuselage. Q: Is there a reason why the Heritage Logo is only painted on one side of the airplane? I think it would be a good idea to paint it on both sides (like the Star Alliance logo). A: It’s a fairly complicated logo to paint on each plane, so to save time and money, it’s being painted on one side only. The reason for having the logo near the passenger door side is that it is the most visible area for something that small on the aircraft. It’s meant to be seen by the passengers, employees and the public and very few people see the other side of the plane up close. The Star Alliance logo is required to be on both sides, so it’s not the same situation. Q: As a US Airways employee I was flying a trip today and I hear rumors that as of today, the merger is a no go because of the economic impact of the hurricane. Is this true? A: As devastating as the hurricane was and continues to be for people in the Gulf Coast, the economic impact of the hurricane does not impact our plans to merge with US Airways. We’re still on track to close toward the end of September. Q: Is there any possibility that America West signage currently in use at the airports and other public areas will be made available for purchase to employees with nostalgic leanings? A: Right now, there are not any plans in place to make signage at the airports and other public venues available for purchase; however, it’s something the facilities folks are considering. Unfortunately, one of the reasons the idea of a sale or raffle came to be is because some employees are taking items that don’t belong to them (in some cases, tearing walls as they remove the logo), most likely for their nostalgic value. Nostalgic or not, stealing is stealing, and we’d much rather see the old signage, etc., go up for sale with profits going to a better cause. Another option is for the “old” AWA signage to be part of a museum-type display, which is also in the works. Look for more details to come – we hope to work out a plan for both a historical display and a sale. For America West employees, the first glimpse of “Memorial Hall” can be seen on Sept. 20, when the “America West Celebration/Open House” is held in Phoenix at CHQ. P L A N E D E A L FAQ s F r o m Y O U The channels of communication are open and employees are using them to ask good questions. Here are some recently submitted questions:PLANE DEAL 4 Scott Kirby addresses pilots at the Sept. 7 Pilot Lunch at the Flight Center.

P L A N E D E A L PLANE DEAL 5 Customer Service Gate agents are reading new boarding announcements in preparation for Day 1. Established station opening dates for 14 cities, putting MSY on hold indefinitely. (Note: Dates subject to change) LAS: 9/21 SJO: 9/27 PIT, PHL: 9/28 CUN, MEX: 10/4 FLL, MCI, MCO, PHX, STL, TPA: 10/5 MEM: 10/11 YYZ: 10/12 Meeting with all AWA & US Airways city managers this month. Facilities Exploring new facilities for expanded employee presence in the Valley. Inflight Flight Attendants are reading new inflight announcements in preparation for Day 1. Information Technologies Determined Day 1 solution for combined employee web site. (Details to come.) QIK training has begun for employees in cross-over cities. Developed single launch screen for both airlines’ kiosks. Marketing Created an inflight video to be played on all video-equipped flights starting Day 1. Designed ads to run on Day 1 in PHL, CLT, PIT, and PHX. Communicated new frequent flyer plan to FlightFund members. Announced plans to open LAX club. Designed, created, and distributed temporary signage to stations. Dedicated teams are hard at work making decisions, creating policies, and readying for a combined operation. In this section, we’ll highlight key areas, along with decisions that have been made and initiatives that are completed for the combined company. It’s not an all-inclusive list, but it mentions some of the more high-profile accomplishments of the groups. Note: if you don’t see a certain department mentioned, that doesn’t mean progress is on hold; rather check back in coming weeks to see what’s been solidified. Below: A banner design that will be used at airports during the transition period.

Question Football fever must be here, when even the reporters can’t resist talking pigskin. “What are your Fantasy Football picks?” wondered one reporter. We assume the response wasn’t newsworthy enough, as nothing made the papers. Still, it sparked a football season inspiration. Each week, we’ll highlight two stations through a “Game of the Week.” Check Plane Deal to meet the “competing” stations’ employees and learn a little about their operation. (And to see what they think the score will be.) We’ll also tell you what time the teams will face off (the football teams, not the station teams). At the end of the season, the two stations that are home to the Super Bowl teams will enjoy a location celebration on the day of the big game. PLANE DEAL 6 FORWARD-LOOKING STATEMENTS Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways’ management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways ability to continue as a going concern; US Airways’ ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways to obtai n and maintain normal terms with vendors and service providers; US Airways’ ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways’ liquidity or results of operations; the ability of US Airways to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways’ various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/ edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively. ADDITIONAL INFORMATION AND WHERE TO FIND IT In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. PARTICIPANTS IN THE SOLICITATION America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transact ion. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction. Following is legal language, which we’re required to print on each internal and external publication related to the merger. P L A N E D E A L SEPTEMBER 9, 2005 ISSUE SEVENTEEN Plane Deal is a weekly publication created by Corporate Communications to keep employees informed during the merger process. Ed i t o r : Peggy Sailer Contact: (480) 693-3770 me r g e r@ame r i c a w e s t . c om P L A N E D E A L Board of Directors Named for Combined Company This week, US Airways and America West introduced members of the board of directors of the new US Airways Group, Inc. Following confirmation of US Airways’ Plan of Reorganization and completion of the planned merger of the two companies (scheduled for late September), the 13-member board will include: W. Douglas Parker, 43, currently chairman, president and CEO of America West Holdings Corporation and America West Airlines, who will serve as Chairman of US Airways Group, Inc. Bruce R. Lakefield, 61, currently CEO and president of US Airways Group, Inc. and US Airways, Inc., who will serve as vice-chairman of US Airways Group, Inc. Richard Bartlett, 48, managing director and principal of Resource Holdings, Ltd. Mr. Bartlett is expected to be nominated to the board by Eastshore Aviation, LLC. Herbert M. Baum, 68, recently retired chairman, president and CEO of Dial Corporation Richard C. Kraemer, 62, former CEO of UDC and president of Chartwell Capital, Inc. Cheryl G. Krongard, 49, former senior partner of Apollo Management, L.P. Robert A. Milton, 45, chairman, president and CEO of ACE Aviation Holdings, Inc. Mr. Milton is expected to be nominated to the board by ACE Aviation Holdings, Inc. Hans Mirka, 68, former senior vice president, international division for American Airlines, Inc. Denise M. O’Leary, 48, a private investor in early stage companies George M. Philip, 58, executive director of the New York State Teachers’ Retirement System Richard P. Schifter, 51, partner of Texas Pacific Group Edward L. Shapiro, 40, vice president and partner, PAR Capital Management, Inc. Mr. Shapiro is expected to be nominated to the board by PAR Investment Partners, L.P. J. Steven Whisler, 50, chairman and CEO of Phelps Dodge Corporation •

FORWARD-LOOKING STATEMENTS
     Certain of the statements contained herein should be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “could,” “should,” and “continue” and similar terms used in connection with statements regarding the companies’ outlook, expected fuel costs, the RASM environment, and the companies’ respective expected 2005 financial performance. Such statements include, but are not limited to, statements about the benefits of the business combination transaction involving America West Holdings Corporation (“America West”) and US Airways Group, Inc. (“US Airways Group” and, together with America West, the “companies”), including future financial and operating results, the companies’ plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of America West and US Airways Group’s management and are subject to significant risks and uncertainties that could cause the companies’ actual results and financial position to differ materially from these statements. Such risks and uncertainties include, but are not limited to, the following: the ability of the companies to obtain and maintain any necessary financing for operations and other purposes, whether debtor-in-possession financing, in the case of US Airways Group, or other financing; the ability of the companies to maintain adequate liquidity; the duration and extent of the current soft economic conditions; the impact of global instability including the continuing impact of the continued military presence in Iraq and Afghanistan and the terrorist attacks of Sept. 11, 2001 and the potential impact of future hostilities, terrorist attacks, infectious disease outbreaks or other global events; changes in prevailing interest rates; the ability to attract and retain qualified personnel; the ability of the companies to attract and retain customers; the cyclical nature of the airline industry; competitive practices in the industry, including significant fare restructuring activities by major airlines; the impact of changes in fuel prices; economic conditions; labor costs; security-related and insurance costs; weather conditions; government legislation and regulation; relations with unionized employees generally and the impact and outcome of the labor negotiations; US Airways Group’s ability to continue as a going concern; US Airways Group’s ability to obtain court approval with respect to motions in the Chapter 11 proceedings prosecuted by it from time to time; the ability of US Airways Group to develop, prosecute, confirm and consummate one or more plans of reorganization with respect to the Chapter 11 proceedings; risks associated with third parties seeking and obtaining court approval to terminate or shorten the exclusivity period for US Airways Group to propose and confirm one or more plans of reorganization, to appoint a Chapter 11 trustee or to convert the cases to Chapter 7 cases; the ability of US Airways Group to obtain and maintain normal terms with vendors and service providers; US Airways Group’s ability to maintain contracts that are critical to its operations; the potential adverse impact of the Chapter 11 proceedings on US Airways Group’s liquidity or results of operations; the ability of US Airways Group to operate pursuant to the terms of its financing facilities (particularly the financial covenants); the ability of US Airways Group to fund and execute its Transformation Plan during the Chapter 11 proceedings and in the context of a plan of reorganization and thereafter; and other risks and uncertainties listed from time to time in the companies’ reports to the SEC. There may be other factors not identified above of which the companies are not currently aware that may affect matters discussed in the forward-looking statements, and may also cause actual results to differ materially from those discussed. The companies assume no obligation to publicly update any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting such estimates other than as required by law. Similarly, these and other factors, including the terms of any reorganization plan of US Airways ultimately confirmed, can affect the value of the US Airways Group’s various prepetition liabilities, common stock and/or other equity securities. Accordingly, the companies urge that the appropriate caution be exercised with respect to existing and future investments in any of these liabilities and/or securities. Additional factors that may affect the future results of America West and US Airways Group are set forth in their respective filings with the SEC, which are available at http://www.shareholder.com/americawest/edgar.cfm and http://investor.usairways.com/edgar.cfm, respectively.

ADDITIONAL INFORMATION AND WHERE TO FIND IT
     In connection with the proposed merger transaction, US Airways Group and America West have filed a Registration Statement on Form S-4 and other documents with the Securities and Exchange Commission (Registration No. 333-126162) containing a preliminary joint proxy statement/prospectus regarding the proposed transaction. The proxy statement/prospectus will be mailed to stockholders of America West after the registration statement is declared effective by the SEC. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT AND OTHER RELATED MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about US Airways Group and America West (when available) at http://www.sec.gov, the SEC’s website. Free copies of America West’s SEC filings are also available on America West’s website at http://www.shareholder.com/americawest/edgar.cfm, or by request to Investor Relations, America West Holdings Corporation, 111 West Rio Salado Pkwy, Tempe, Arizona 85281. Free copies of US Airways Group’s SEC filings are also available on US Airways Group’s website at http://investor.usairways.com/edgar.cfm or by request to Investor Relations, US Airways Group, Inc., 2345 Crystal Drive, Arlington, VA 22227.
     This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there by any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.
PARTICIPANTS IN THE SOLICITATION
     America West, US Airways Group and their respective executive officers and directors may be deemed, under SEC rules, to be participants in the solicitation of proxies from America West’s stockholders with respect to the proposed transaction. Information regarding the officers and directors of America West is included in its definitive proxy statement for its 2005 Annual Meeting filed with the SEC on April 15, 2005. Information regarding the officers and directors of US Airways Group is included in its 2004 Annual Report filed with the SEC on Form 10-K on March 1, 2005. More detailed information regarding the identity of potential participants, and their interests in the solicitation, is set forth in the registration statement and proxy statement and other materials filed with the SEC in connection with the proposed transaction.